                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM 11-K

                     ANNUAL REPORT UNDER SECTION 15 (d) OF
                    THE SECURITIES AND EXCHANGE ACT OF 1934




For the year ended December 31, 2003            Commission file number 000-21109




                 CUNO INCORPORATED SAVINGS AND RETIREMENT PLAN
--------------------------------------------------------------------------------
                           (Full title of the Plan )





                               CUNO Incorporated
                              400 Research Parkway
                           Meriden, Connecticut 06450
--------------------------------------------------------------------------------
(Name and issuer of the securities held pursuant to the plan and the address of its principal executive office)

CUNO INCORPORATED SAVINGS
AND RETIREMENT PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2003 AND 2002

CUNO INCORPORATED SAVINGS AND RETIREMENT PLAN
INDEX
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------

                                                                                PAGE(S)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ......................        1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits ..............................        2

Statements of Changes in Net Assets Available for Benefits ...................        3

Notes to Financial Statements ................................................    4 - 7

SUPPLEMENTAL SCHEDULE*

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) .............        8


* Other schedules required by Section 2520-103.1 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are not included as supplemental schedules because they are not applicable.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the CUNO Incorporated Savings and Retirement Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the CUNO Incorporated Savings and Retirement Plan (the "Plan") at December 31, 2003 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The financial statements of the Plan for the year ended December 31, 2002 were audited by other independent accountants whose report dated June 13, 2003 expressed an unqualified opinion on those statements.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                   /s/ PricewaterhouseCoopers LLP

Hartford, Connecticut
June 25, 2004

CUNO INCORPORATED SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------

                                                       2003             2002
INVESTMENTS
   Mutual funds                                    $ 25,048,416     $ 18,573,175
   CUNO Incorporated common stock                     9,475,348        5,911,045
   Participant loans                                    935,147          970,305
                                                   ------------     ------------
                                                     35,458,911       25,454,525
                                                   ------------     ------------
CONTRIBUTIONS RECEIVABLE
   Employer                                             195,907          779,513
   Participants                                         146,391          124,254
                                                   ------------     ------------
                                                        342,298          903,767
                                                   ------------     ------------
     Net Assets available for benefits             $ 35,801,209     $ 26,358,292
                                                   ============     ============


   The accompanying notes are an integral part of these financial statements.

CUNO INCORPORATED SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------

                                                                          2003             2002
ADDITIONS TO NET ASSETS ATTRIBUTED TO
Investment income
   Interest                                                           $     64,261     $     77,308
   Dividends                                                               379,069          346,231
   Net appreciation in fair value of investments                         6,163,783               --
                                                                      ------------     ------------
     Total investment income                                             6,607,113          423,539
                                                                      ------------     ------------
Contributions
   Participants                                                          2,769,017        2,841,952
   Employer's                                                              825,501          779,513
                                                                      ------------     ------------
     Total contributions                                                 3,594,518        3,621,465
                                                                      ------------     ------------
     Total additions                                                    10,201,631        4,045,004

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Net depreciation in fair value of investments                                   --        3,577,651
Benefits paid to participants                                              758,714        1,108,371
                                                                      ------------     ------------
     Total deductions                                                      758,714        4,686,022
     Net increase (decrease) in net assets available for benefits        9,442,917         (641,018)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year                                                       26,358,292       26,999,310
                                                                      ------------     ------------
End of year                                                           $ 35,801,209     $ 26,358,292
                                                                      ============     ============


   The accompanying notes are an integral part of these financial statements.

CUNO INCORPORATED SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------


1.    DESCRIPTION OF THE PLAN

      GENERAL

      The CUNO Incorporated Savings and Retirement Plan (the "Plan") consists of a pre-tax savings program, a post-tax savings program, and an employer matching program. All employees of CUNO Incorporated (the "Company" or "Plan Sponsor" or "Employer") are eligible to participate in the Plan on the first day of the month following 30 days of credited service. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

      The Plan provides for separate investment options in one or more mutual funds as directed by the participants. These options include the Merrill Lynch Fundamental Growth Fund, Merrill Lynch US Government Mortgage Fund, Dreyfus Premier Balanced Fund, MFS Total Return Fund, Merrill Lynch S&P 500 Index Fund, Van Kampen Growth and Income Fund, Oppenheimer International Growth Fund, Alliance Technology Fund, AIM Mid Cap Core Equity Fund, PIMCO Total Return Fund, Van Kampen American Value Fund and the AIM Small Cap Growth Fund. Participants may also invest in the Merrill Lynch Retirement Preservation Trust and Company Common Stock. The participants may change their investment alternatives at their discretion. Participant contribution percentages may be modified each quarter.

      The Plan is administered by the Compensation and Pension Committee (the "Committee") appointed by the Company's Board of Directors. Merrill Lynch Trust Company is the Plan's trustee. The Company has the sole right to appoint the trustee, and to terminate the Plan, subject to the provisions of ERISA.

      CONTRIBUTIONS

      Under the pre-tax program, participants may elect to contribute up to fifteen percent of their compensation, on a tax-deferred basis, to the Plan. Under the post-tax program, participants may elect to contribute up to an additional ten percent of their compensation. These contributions are made with after-tax dollars and do not receive Company matching contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Prior to the 2003 Plan year, the Company made an annual discretionary matching contribution, in the form of Company Common Stock, which was applied to the participants' pre-tax contributions based on their elected contribution rate. Beginning January 1, 2003, the Company began making these matching contributions on a quarterly basis. The matching percentage is applied to each participant's pre-tax contributions not exceeding 6 percent of eligible compensation. Participant may transfer matching contributions made in Company Common Stock to the other investment options at their discretion.

      VESTING

      All employee contributions and related Plan earnings are immediately vested. Company matching contributions plus actual earnings thereon vest ratably based on years of continuous service 20% per year for five years. A participant is 100 percent vested after five years of credited service.

CUNO INCORPORATED SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------


      Participants also become fully vested in Company matching contributions upon attainment of their normal retirement date, or upon their death or disability. If the participant's employment with the Company terminates for other reasons, and the participant elects to receive distribution of his or her account, the vested portion of his or her account is distributed to the participant and the non-vested portion of the participant's account is used to reduce the Company matching contribution.

      At December 31, 2003, forfeited nonvested accounts totaled $4,196. These accounts will be used to reduce future employer contributions. Also, in 2003, employer contributions were reduced by $33,149 from forfeited nonvested accounts.

      PARTICIPANT ACCOUNTS

      The account of each participant reflects a separate record of participant and Company contributions, withdrawals, loans, administrative expenses, investment earnings and gains and losses. Allocations of net investment gains and losses, interest and dividend income, and administrative expenses are based upon participant account balances, as described in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      PARTICIPANT LOANS

      Participants may borrow from their fund accounts up to a maximum amount equal to the lesser of $50,000 or 50 percent of their account balance. Loan terms range from 1-5 years, except for the purchase of a primary residence, which term may be a reasonable period of time that may exceed five years. The loans are collateralized by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest is paid ratably through payroll deductions.

      The foregoing description of the Plan provides only general information. Additional information about the plan agreement, forfeitures, and distributions from the Plan may be obtained from the Plan Document.

2.    SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING

      The financial statements have been prepared on the accrual basis of accounting.

      INVESTMENTS VALUATION AND INCOME RECOGNITION

      Investments in common stock of CUNO Incorporated are carried at the closing market price on the last business day of the year. Participant loans receivable are stated at their outstanding balances, which approximates fair value.

      Investments in mutual funds are carried at the fair value of their underlying net assets as determined by their respective fund managers, based primarily on published market data.

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

CUNO INCORPORATED SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------


      USE OF ESTIMATES

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

      PAYMENT OF BENEFITS

      Benefits are recorded when paid.

      PLAN EXPENSES

      Administrative expenses incurred by the Plan, such as insurance, legal, trustee, auditing and accounting are paid by the Company.

      RISKS AND UNCERTAINTIES

      The Plan provides for various investment options in any combination of mutual funds and a collective trust fund with various investment objectives. Investment securities, including mutual funds and a collective trust fund, are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits.

3.    INVESTMENTS

      During the years ended December 31, 2003 and 2002, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

                                                   NET REALIZED AND UNREALIZED
                                                   APPRECIATION (DEPRECIATION)
                                                            IN FAIR
                                                      VALUE OF INVESTMENTS
                                                     2003              2002
CUNO Incorporated common stock                   $  2,518,265      $    434,591
Shares of mutual funds                              3,645,518        (4,012,242)
                                                 ------------      ------------
                                                 $  6,163,783      $ (3,577,651)
                                                 ============      ============

CUNO INCORPORATED SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------

      The following presents investments which represent 5% or more of the Plan's net assets at December 31, 2003 and 2002:

                                                         2003            2002
Merrill Lynch Fundamental Growth Fund                 $6,080,121      $4,518,886
Dreyfus Premier Balanced Fund                          3,652,611       3,065,119
Merrill Lynch Retirement Preservation Trust            5,323,319       4,437,482
Merrill Lynch S&P 500 Index Fund                       3,711,777       2,618,802
Merrill Lynch US Government Mortgage Fund                     --       1,714,360
CUNO Common Stock                                      9,475,348       5,911,045

4.    TAX STATUS

      The Internal Revenue Service has determined and informed the Company by a letter dated March 23, 2004, that the Plan is designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5.    PARTY-IN-INTEREST TRANSACTIONS

      Merrill Lynch Trust Company is the trustee and custodian as defined by the Plan. Therefore, transactions in various Merrill Lynch funds qualify as party-in-interest transactions. Certain investment management fees are also charged to the Plan by Merrill Lynch. These amounts are charged directly against the investment income reported by each mutual fund investment. Fees paid by the Plan to Merrill Lynch for loan recordkeeping fees and other miscellaneous expenses for the plan years ended December 31, 2003 and 2002 were $3,930 and $3,360, respectively.

6.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

7.    SUBSEQUENT EVENTS

      Effective April 1, 2004, the vesting provisions of the Plan were amended such that participants become immediately vested in employer matching contributions. Pursuant to the terms of the amendment, participants also became fully vested in previous employer matching contributions that were considered unvested under the previous Plan terms.

CUNO INCORPORATED SAVINGS AND RETIREMENT PLAN
SCHEDULE H, LINE 4(I) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN #06-1159240 PLAN #008
DECEMBER 31, 2003
--------------------------------------------------------------------------------

                                                          (c) DESCRIPTION OF INVESTMENT,
                                                              INCLUDING MATURITY DATE,
          (b) IDENTITY OF ISSUE, BORROWER,                  RATE OF INTEREST, COLLATERAL,                    (e) CURRENT
(a)           LESSOR OR SIMILAR PARTY                           PAR OR MATURITY VALUE            (d) COST        VALUE
     Common Stock:
 *     CUNO Incorporated Common Stock                 Common stock, 210,423 shares                  **       $ 9,475,348

     Mutual Funds:
       Merrill Lynch Trust Company:
 *       MFS Total Return Fund                        Mutual fund, 9,557 shares                     **           144,314
 *       Merrill Lynch Fundamental Growth Fund        Mutual fund, 373,963 shares                   **         6,080,121
 *       Dreyfus Premier Balance Fund                 Mutual fund, 295,998 shares                   **         3,652,611
 *       Van Kampen American Value Fund Class A       Mutual fund, 47,597 shares                    **         1,012,856
 *       Merrill Lynch S&P 500 Index Fund             Mutual fund, 272,124 shares                   **         3,711,777
 *       AIM Small Cap Growth Fund Class A            Mutual fund, 16,093 shares                    **           413,754
 *       Merrill Lynch US Government Mortgage Fund    Mutual fund, 157,504 shares                   **         1,615,994
 *       Allianceber Technology A Fund                Mutual fund, 11,463 shares                    **           622,784
 *       AIM Mid Cap Core Equity Fund A               Mutual fund, 12,960 shares                    **           348,878
 *       Van Kampen Growth and Income Fund Class A    Mutual fund, 19,087 shares                    **           344,331
 *       Oppenheimer International Growth Fund        Mutual fund, 86,046 shares                    **         1,421,483
 *       PIMCO Total Return Fund Class A              Mutual fund, 32,861 shares                    **           351,945
 *       Merrill Lynch Trust Company                  Cash                                          **             4,249

     Collective Trust:
       Merrill Lynch Trust Company:
 *       Merrill Lynch Retirement Preservation Trust  5,323,319 shares                              **         5,323,319

 *   Participant Loans                                Loans to participants collateralized by       **
                                                      their accounts. Interest rates in effect
                                                      during period of 5.00% to 10.50%.
                                                      Payment terms ranged up to six years.                      935,147
                                                                                                             -----------
                                                                                                             $35,458,911
                                                                                                             ===========

*     Denotes party-in-interest

** Not applicable. All investments are the result of participant-directed accounts.